                                                        Draft of March 3, 1999
                                                        ----------------------
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                                  Washington
                               ----------------

                                   FORM T-3

            FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER
                        THE TRUST INDENTURE ACT OF 1939

                            DOW CORNING CORPORATION
                            2200 West Salzburg Road
                           Midland, Michigan  48686
                          Telephone:  (517) 496-4000
                               ----------------

          Securities to be Issued under the Indenture to be Qualified:

    Title of Class                                  Amount
    --------------                                  ------

Senior Notes Due 2009             Up to $_______ aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                               ----------------

                             JAMES R. JENKINS, ESQ.
                         Vice President, Secretary and
                                General Counsel
                            Dow Corning Corporation
                            2200 West Salzburg Road
                            Midland, Michigan  48686
                           Telephone:  (517) 496-4000
                              (agent for service)

                                   Copies to:

                          WILLIAM H. COQUILLETTE, ESQ.
                           Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                             Cleveland, Ohio  44144
                           Telephone: (216) 586-3939
                               ----------------

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

===============================================================================

                                    GENERAL
                                    =======

Item 1.   General information.  Furnish the following information as to the
          -------------------
          applicant:

          (a) Form of organization:  A corporation.

          (b) State or other sovereign power under the laws of which organized:
              Michigan.

Item 2.   Securities Act Exemption Applicable.  State briefly the facts relied
          -----------------------------------
          upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     Dow Corning Corporation (the "Company") relies upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for its claim that registration of the offer and sale of its Senior Notes due 2009 (the "Senior Notes") pursuant to its Plan of Reorganization (as hereinafter defined) is not required under the Securities Act of 1933, as amended (the "Securities Act").

     On May 15, 1995, the Company filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the Eastern District of Michigan, Northern Division (the "Bankruptcy Court"). Since such time, the Company has continued to operate its business as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

     The Company's Amended Joint Plan of Reorganization, dated February 4, 1999 (as it may be altered, amended or modified from time to time, the "Plan of Reorganization"), provides for, among other things, the reorganization of the Company under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Company. Pursuant to the Plan of Reorganization, on or as soon as practicable after the Effective Date (as defined in the Plan of Reorganization), the Senior Notes will be issued to certain holders of Allowed Claims (as defined in the Plan of Reorganization) in exchange therefor. It is anticipated that a confirmation hearing with respect to the Plan of Reorganization will be held in late June 1999. Because the offer and sale of the Senior Notes in connection with and pursuant to the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code, such offer and sale will be exempt from registration under the Securities Act.

                                  AFFILIATIONS

Item 3.   Affiliates.  Furnish a list or diagram of all affiliates of the
          ----------
          applicant and indicate the respective percentages of voting securities or other bases of control.

      See Item 5 for the names, addresses and stock ownership of the Company's
      ---
two stockholders, each of which may be deemed to be an "affiliate" of the Company by virtue of such stock ownership. See Item 4 for the names and
                                            ---
addresses of the directors and executive officers
of the Company, some of whom may be deemed to be "affiliates" of the Company by virtue of their positions. See Annex I for information regarding the Company's
                           ---
subsidiaries and joint venture companies. Except as otherwise noted in Item 4, the status of the information set forth in Items 4 and 5 and Annex I is expected to exist upon consummation of the Plan of Reorganization.


                             MANAGEMENT AND CONTROL

Item 4.  Directors and Executive Officers.  List the names and complete mailing
         --------------------------------
         addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person.

Name                               Address                     Office(s)
-----------------------  ---------------------------  ------------------------

Richard A. Hazleton      c/o Dow Corning Corporation  Chairman of the Board
                         2200 West Salzburg Road      and Chief Executive
                         Midland, Michigan  48686     Officer; Director

Gary E. Anderson         c/o Dow Corning Corporation  President; Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Roger G. Ackerman        c/o Dow Corning Corporation  Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

David T. Buzelli         c/o Dow Corning Corporation  Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Van C. Campbell          c/o Dow Corning Corporation  Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Enrique C. Falla         c/o Dow Corning Corporation  Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Norman E. Garrity        c/o Dow Corning Corporation  Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

W.S. Stavropoulos        c/o Dow Corning Corporation  Director
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Name                               Address                     Office(s)
-----------------------  ---------------------------  ------------------------

Gifford E. Brown         c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Barbara S. Carmichael    c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

James V. Chittick        c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

John W. Churchfield      c/o Dow Corning Corporation  Vice President and Chief
                         2200 West Salzburg Road      Financial Officer
                         Midland, Michigan  48686


Leon D. Crossman         c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Richard J. Francel       c/o Dow Corning Corporation  Corporate Controller
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Siegfried Haberer        c/o Dow Corning Corporation  Executive Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Richard H. Hoover        c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

James R. Jenkins         c/o Dow Corning Corporation  Vice President,
                         2200 West Salzburg Road      Secretary
                         Midland, Michigan  48686     and General Counsel

Burnett S. Kelly         c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Robert P. Krasa          c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Jere D. Marciniak        c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Name                               Address                     Office(s)
-----------------------  ---------------------------  ------------------------

Endvar Rossi             c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Ronney R. Sexton         c/o Dow Corning Corporation  Treasurer
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Neville J. Whitfield     c/o Dow Corning Corporation  Vice President
                         2200 West Salzburg Road
                         Midland, Michigan  48686

Item 5.   Principal Owners of Voting Securities.  Furnish the following
          -------------------------------------
          information as to each person owning 10% or more of the voting securities of the applicant.

                             As of March 12, 1999
                                                               Percentage of
         Name and                                                  Voting
      Mailing Address         Title of Class   Amount Owned   Securities Owned
---------------------------  ----------------  ------------   ----------------

 Corning Incorporated         Common Stock,     1,250,000           50.0%
 One Riverfront Plaza         $5.00 par value     shares
 Corning, NY  14831

 Dow Holdings, Inc.           Common Stock,     1,250,000           50.0%
 2030 Dow Center              $5.00 par value     shares
 Midland, Michigan  48674



                                  UNDERWRITERS

Item 6.   Underwriters.  Give the name and complete mailing address of (a) each
          ------------
          person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)  None.

(b)  None.

                               CAPITAL SECURITIES

Item 7.   Capitalization.  (a) Furnish the following information as to each
          --------------
          authorized class of securities of the applicant.

                             As of March 12, 1999

Title of Class                        Amount Authorized  Amount Outstanding
------------------------------------  -----------------  ------------------

Common Stock, $5.00 par value          2,500,000 shares   2,500,000 shares

Medium Term Notes, Series A*           $100,000,000       $40,000,000**

Medium Term Notes, Series B*           $175,000,000       $    -0-

9 3/8% Debentures due  February 1,     $ 75,000,000       $75,000,000
2008*
8.15% Debentures due February 1,       $ 50,000,000       $50,000,000
2029*

              Following Consummation of the Plan of Reorganization

Common Stock, $5.00 par value          2,500,000 shares   2,500,000 shares

Medium Term Notes, Series A*           $0                 $0*

Medium Term Notes, Series B*           $0                 $0*

9 3/8% Debentures due  February 1,     $0                 $0*
2008*

8.15% Debentures due February 1,       $0                 $0*
2029*

Senior Notes due 2009***               $_________           ***

*    To be cancelled pursuant to the Plan of Reorganization.
** Notes having an aggregate principal amount of $5,500,000 are held by the Company.
*** To be issued pursuant to the Plan of Reorganization in an aggregate principal amount not to exceed the authorized amount to be determined by the Bankruptcy Court.

     (b)  Description of Voting Rights.

     The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

                              INDENTURE SECURITIES

Item 8.   Analysis of Indenture Provisions.  Insert at this point the analysis
          --------------------------------
          of indenture provisions required under 305(a)(2) of the Act.

     The Senior Notes will be issued under an Indenture and a First Supplemental Indenture to be dated as of the Effective Date and entered into by the Company and a trustee to be determined (the "Trustee"). Forms of such Indenture and First Supplemental Indenture (collectively, the "Indenture") are attached as exhibits hereto and incorporated herein by reference. The following analysis represents a summary description only, and is qualified in its entirety by reference to the terms of the Indenture.

     Events of Default.  The following events constitute "Events of Default"
     -----------------
with respect to the Senior Notes: (i) default in the payment of any interest on any Note of that series when it becomes due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of the principal of any Senior Note when it becomes due and payable, either at maturity, upon redemption, by declaration or otherwise; (iii) default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than (a) a covenant or warranty included in the Indenture solely for the benefit of one or more series of securities other than that series or (b) a default in performance or breach which is elsewhere specifically dealt with in the Indenture), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the outstanding Senior Notes affected thereby a written notice specifying such default or breach and requiring it to be remedied; (iv) Debt of the Company, or any Domestic Subsidiary, is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of such Debt unpaid or accelerated exceeds $100,000,000 or its foreign currency equivalent and such default continues for 10 days after the Company receives notice thereof; or (v) any judgment or decree for the payment of money in excess of $100,000,000 is rendered against the Company or any Domestic Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the case of (B), such default continues for 10 days after the Company receives notice thereof; (vi) a court having jurisdiction in the premises shall enter a decree or order (A) for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or (B) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property or (C) ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (vii) the Company shall (A) commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or (B) consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the

Company or for any substantial part of its property, or (C) make any general assignment for the benefit of creditors.

     If a default occurs under the Indenture with respect to securities of any series, the Trustee will give the holders of securities of such series notice thereof as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default of the type specified in clause (iv) of the preceding paragraph, no such notice will be given until at least 30 days after the occurrence thereof.

     Registration and Delivery of Senior Notes; Application of Proceeds.  The
     ------------------------------------------------------------------
aggregate principal amount of the Senior Notes to be issued will be determined in accordance with the Plan of Reorganization, and will be limited to an amount to be determined by the Bankruptcy Court. All of the Senior Notes will be distributed to holders of certain Allowed Claims in accordance with the terms of the Plan of Reorganization. Each Senior Note will be signed by the Company, authenticated by the Trustee, registered in the security register by the Trustee or an agent appointed by the Company to act as the transfer agent and registrar and delivered to the holders of Allowed Claims by the Company or an exchange or disbursing agent acting on behalf of the Company.

     Satisfaction and Discharge of Indenture.  The Company may satisfy and
     ---------------------------------------
discharge the Indenture (subject to certain surviving obligations) if (i) all securities previously authenticated and delivered (with certain exceptions) have been delivered to the Trustee for cancellation, or all such securities not so delivered have become due and payable, or will become due and payable or will be called for redemption within one year, and the Company has deposited in trust with the Trustee an amount sufficient to pay and discharge the entire indebtedness on such securities not so delivered, (ii) the Company has paid all other sums payable under the Indenture by the Company, and (iii) the Company has delivered to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent in the Indenture relating to such satisfaction and discharge have been satisfied.

     The Company may effect a defeasance (i.e., the discharge of certain of its
                                          ----
obligations under the Indenture, including the indebtedness represented by the securities), or covenant defeasance (i.e., the release of certain covenant
                                     ----
obligations of the Company under the Indenture) with respect to any defeasible series of securities (including the Senior Notes but excluding any securities convertible or exchangeable into other securities) upon the satisfaction of certain conditions, including (i) the deposit by the Company with the Trustee in trust for the benefit of the holders of such series of sufficient money, U.S. Government Obligations (as defined in the Indenture) or a combination thereof to pay the principal of and any premium and interest on the securities of such series when the same shall be due and (ii) the delivery of certain prescribed opinions of counsel, including an opinion with respect to certain federal income tax matters.

     Evidence as to Compliance with the Indenture.  The Company will deliver to
     --------------------------------------------
the Trustee a quarterly officer's certificate stating whether or not the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and/or whether an event which has a material adverse effect has occurred, and if the Company is in default, specifying all such defaults and the nature and status thereof.

Item 9.   Other Obligors.  Give the name and complete mailing address of any
          --------------
          person, other than the applicant, who is an obligor upon the indenture securities.

None.

Contents of application for qualifications. This application for qualification comprises:

(a)  Pages numbered 1 to 14, consecutively.

(b)  The statement of eligibility and qualification of the Trustee.*

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

         (i) Exhibit T3A.  Restated Articles of Incorporation of the Company
             -----------

        (ii) Exhibit T3B.  By-Laws of the Company
             -----------

       (iii) Exhibit T3C-1.  Form of Indenture
             -------------

        (iv) Exhibit T3C-2.  Form of First Supplemental Indenture
             -------------

         (v) Exhibit T3E.  Disclosure Statement of the Company, dated
             -----------
             February 4, 1999, Pursuant to Section 1125 of the Bankruptcy Code

        (vi) Exhibit T3F.  A cross reference sheet (included with the form of
             -----------
             indenture filed herewith as Exhibit T3C-1)

* To be filed by amendment.

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Dow Corning Corporation, a corporation organized and existing under the laws of the State of Michigan, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Midland, and State of Michigan, on the 12th day of March, 1999.

         DOW CORNING CORPORATION

[SEAL]

                              By:  /s/    John W. Churchfield
                                   -----------------------------------------
                                   Name:  John W. Churchfield
                                   Title: Vice President and Chief Financial
                                          Officer

Attest:



By: /s/     James R. Jenkins
    ---------------------------------------
    Name:   James R. Jenkins, Esq.
    Title:  Vice President, Secretary
            and General Counsel

                                                                         Annex I
                                                                         -------


              LIST OF SUBSIDIARIES AND JOINT VENTURE COMPANIES/1/
              ------------------------------------------------

                   NAME                           GOVERNING        OWNERSHIP
                                                JURISDICTION      INTEREST OF
                                                                  THE COMPANY
-----------------------------------------------------------------------------

Bay Asset Funding Corporation                     Delaware                100%
-----------------------------------------------------------------------------
DC Belgium Pension Fund (ASBL)                     Belgium                100%
-----------------------------------------------------------------------------
DC Krafft S.A./2/                                   Spain                  65%
-----------------------------------------------------------------------------
DC Liquid System Technologies, Inc.               Delaware                100%
-----------------------------------------------------------------------------
DC STI S.A.                                        France                 100%
-----------------------------------------------------------------------------
Devonshire Underwriters Ltd.                       Bermuda                100%
-----------------------------------------------------------------------------
Dow Corning de Argentina S.A.I.C./3/              Argentina                95%
-----------------------------------------------------------------------------
Dow Corning Asia Ltd.                               Japan                 100%
-----------------------------------------------------------------------------
Dow Corning Australia Pty, Ltd.                   Australia               100%
-----------------------------------------------------------------------------
Dow Corning Do Brazil Limitada /3/                 Brazil                99.9%
    SIL Trade Industria E Commercio                Brazil                  49%
    Ltda./2/
-----------------------------------------------------------------------------
Dow Corning Canada, Inc.                           Canada                 100%
-----------------------------------------------------------------------------
Dow Corning Chile S.A./3/                           Chile                  60%
-----------------------------------------------------------------------------
Dow Corning China Limited                         Hong Kong               100%
-----------------------------------------------------------------------------
Dow Corning de Colombia, S.A./4/                  Colombia                 60%
-----------------------------------------------------------------------------
Dow Corning Construction S.A.                      France                 100%
-----------------------------------------------------------------------------
Dow Corning Enterprises Inc.                      Delaware                100%
    Dow Corning Polska Sp.zo.o/5/                  Poland                 100%
    Universal Silicones and Lubricants              India                49.9%
    Ltd./2,5/
-----------------------------------------------------------------------------
Dow Corning Foreign Sales Corporation /7/    U.S. Virgin Islands          100%
-----------------------------------------------------------------------------
Dow Corning France S.A.                            France                 100%
-----------------------------------------------------------------------------
Dow Corning GesmbH (Austria)                       Austria                100%
-----------------------------------------------------------------------------
Dow Corning GmbH (Weisbaden)                       Germany                100%
-----------------------------------------------------------------------------
Dow Corning Iberica S.A.                            Spain                 100%
-----------------------------------------------------------------------------

                   NAME                           GOVERNING        OWNERSHIP
                                                JURISDICTION      INTEREST OF
                                                                  THE COMPANY
-----------------------------------------------------------------------------

Dow Corning Investment S.A.                        Belgium                100%
    Dow Corning Coordination Center                Belgium                100%
     S.A./1/
-----------------------------------------------------------------------------
Dow Corning Korea Ltd.                           South Korea              100%
-----------------------------------------------------------------------------
Dow Corning Limited                            United Kingdom             100%
    Dow Corning Hansil, Ltd./6/                    England               99.9%
    Dow Corning STI Limited                        England                100%
-----------------------------------------------------------------------------
100% Dow Corning Malaysia Sdn. Bhd.               Malaysia                100%
-----------------------------------------------------------------------------
Dow Corning de Mexico S.A. de C.V./3/              Mexico                99.9%
-----------------------------------------------------------------------------
Dow Corning New Zealand Ltd.                     New Zealand              100%
-----------------------------------------------------------------------------
Dow Corning Nordic AB                              Sweden                 100%
-----------------------------------------------------------------------------
Dow Corning Puerto Rico, Inc.                    Puerto Rico              100%
-----------------------------------------------------------------------------
Dow Corning S.A.                                   Belgium                100%
-----------------------------------------------------------------------------
Dow Corning (Shanghai) Co., Ltd./5/                 China                 100%
-----------------------------------------------------------------------------
Dow Corning Silicon Energy Systems, Inc.          Delaware                100%
-----------------------------------------------------------------------------
Dow Corning Singapore Pte. Ltd.                   Singapore               100%
-----------------------------------------------------------------------------
Dow Corning S.p.A.                                  Italy                 100%
-----------------------------------------------------------------------------
Dow Corning STI, Inc.                             Delaware                100%
-----------------------------------------------------------------------------
Dow Corning Taiwan Inc.                            Taiwan                 100%
-----------------------------------------------------------------------------
Dow Corning (Thailand) Ltd.                       Thailand                100%
-----------------------------------------------------------------------------
Dow Corning Toray Silicone Co., Ltd./2/             Japan                  65%
-----------------------------------------------------------------------------
Dow Corning de Venezuela S.A./3/                  Venezuela              99.9%
-----------------------------------------------------------------------------
Hemlock Semiconductor Corporation/2/              Michigan              63.25%
-----------------------------------------------------------------------------
SDC Technologies, Inc./2,6/                       Delaware                 50%
    SDC Coatings, Inc./1,2/                       Delaware                 50%
    Applied Hardcoating Technologies,
       Inc./1,2/                                  Delaware                 50%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Site Services, Inc.                               Delaware                100%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                   NAME                           GOVERNING        OWNERSHIP
                                                JURISDICTION      INTEREST OF
                                                                  THE COMPANY
-----------------------------------------------------------------------------

Wickhen Products of Delaware, Inc.                Delaware            100%
    Recon Associates Inc./1/                      Delaware            100%
    Wickhen Products, Inc./1/                     Wisconsin           100%
    Agron, Inc./1/                                Delaware            100%
______________

    1. Entities the names of which are indented are owned by the subsidiary or joint venture company named at the margin; ownership interest indicated is the indirect ownership interest of the Company.

    2.  Joint venture company.

    3.  Remaining ownership interest held by Dow Corning Canada, Inc.

    4. Each of Dow Corning Do Brazil Limitada, Dow Corning de Argentina S.A.I.C., Dow Corning Canada, Inc. and Dow Corning de Mexico S.A. de C.V. hold a 10% ownership interest.

    5.  Interest held through subsidiary holding company, Dow Corning
Enterprises.

    6. Remaining ownership interest held by an individual nominated by the Company.

    7.  50% ownership interest held by Hemlock Semiconductor Corporation.

                                 EXHIBIT INDEX

 Exhibit
 Number                                     Description
 ------

Exhibit T3A               Restated Articles of Incorporation of the Company

Exhibit T3B               By-Laws of the Company

Exhibit T3C-1             Form of Indenture

Exhibit T3C-2             Form of First Supplemental Indenture

Exhibit T3E               Amended Joint Disclosure Statement of the Company,
                          dated February 4, 1999, Pursuant to Section 1125 of the Bankruptcy Code

Exhibit T3F               A cross reference sheet (included with the form of
                          indenture filed herewith as Exhibit T3C-1)